EXHIBIT 12.1

United Therapeutics Corporation

Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended March 31,	Years Ended December 31,
	2008	2007	2006	2005	2004
	(in thousands, except ratio)
Earnings from continuing operations before fixed charges	$11,403	$19,859	$28,982	$42,893	$13,209
Fixed charges
Interest expenses, net of capitalized interest	$108	$2,175	$482	$29	$3
Capitalized interest	601	689	—	—	—
Portion of rentals representative of interest factor	357	1,885	1,172	—	—
Total fixed charges	1,066	4,749	1,654	29	3
Ratio of earnings to fixed charges	10.70	4.18	17.52	1,479.07	4,403.00
Excess fixed charges over earnings	$—	$—	$—	$—	$—

NOTE: The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and related Notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations in United Therapeutics Corporation’s Annual Report on Form 10-K for the year ended December 31, 2007 and the quarterly report on form 10-Q for the three months ended March 31, 2008.